601 Lexington Avenue New York, New York 10022

Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800	Facsimile: (212) 446-4900
www.kirkland.com

June 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Re:	Justice Delaware Holdco Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed May 25, 2012
File No. 333-181261

Dear Mr. Dobbie and Mr. McWilliams,

This letter is being furnished on behalf of Justice Delaware Holdco Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2012 to Martin E. Franklin, President of the Company, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181261) (the “Registration Statement”) that was filed on May 26, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the last filing of the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

June 8, 2012

Prospectus Cover Page

1.	Staff Comment: We note your response to prior comment 1. Please revise throughout to clarify that Justice “is” an underwriter rather than “may be deemed” an underwriter or tell us why you believe the “may be deemed” language is appropriate in this context

Response: Based upon the Staff’s comment, the Company has revised the disclosure on the cover page and on page 6 to clarify that Justice “is” an underwriter rather than “may be deemed” an underwriter.

Industry Data, page ii

2.	Staff Comment: We note you have relied on reports from third-party sources, including The NPD Group, for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

Response: We respectfully submit to the Staff that the Company has developed a practice of confirming information with The NPD Group and confirming consent to use such information in the Company’s filings on an informal basis via e-mail. The Company will supplementally provide to the Staff the e-mail confirming the information in the Registration Statement and The NPD Group’s consent to include such information in the Registration Statement.

Liquidity and Capital Resources, page 85

Restrictions and Covenants, page 87

3.	Staff Comment: We note your disclosure with respect to limitations on restricted payments (as defined in the Credit Agreement and Indentures). In this regard, please tell us how you considered the requirements of Rules 4-08(e), 5-04(c) and 12-04 of Regulation S-X.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 91 to 92, F-11 to F-14, F-57 to F-56 and F-92 to F-102 to provide additional disclosure relating to, among other things, restrictions on dividend distributions by certain subsidiaries of Burger King Worldwide Holdings, Inc. and the restricted net assets of Burger King Worldwide Holdings, Inc., as defined in Rule 4-08(e) of Regulation S-X.

Supply and Distribution, page 104

4.

Staff Comment: We note your response to prior comment 17 and reissue. Please quantify the approximate aggregate amount of termination fees you would be obligated to pay in the event your long-term exclusive contracts with soft drink vendors were

June 8, 2012

terminated as of a recent date. Without more detail regarding the potential size of the fee, it is unclear what you mean by the term “significant” and whether the payment of such fee would have a material impact on your financial condition and results.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 105 to quantify the approximate aggregate amount of termination fees the Company would be obligated to pay as of March 31, 2012 in the event the Company’s long-term exclusive contracts with soft drink vendors were terminated.

Executive Compensation, page 116

Compensation Discussion and Analysis, page 116

Annual Cash Incentive Program, page 118

5.	Staff Comment: We note your response to prior comment 20 and reissue. Please disclose the actual “individual achievement” percentage that was achieved by each of your named executive officers.

Response: We respectfully advise the Staff that the Company uses the individual achievement percentages as an internal qualitative metric to ultimately derive an objective quantitative pay determination. The Company uses this metric to incentivize performance on an individual, case-by-case basis rather than on a relative basis compared to other individuals. The Company believes that the disclosure of the individual percentages would not provide any substantive or additional information to an investor because the Company has disclosed the qualitative criteria it uses to measure each individual’s achievement percentage, and because the Company has also disclosed the other components of the bonus payout, including: (i) the target bonus percentage for each named executive officer, (ii) the 2011 EBITDA performance levels, (iii) the global multiplier, (iv) the CEO adjustment for each named executive officer and (v) the actual bonus amounts paid to each named executive officers (in the 2011 Summary Compensation Table). Nonetheless, in deference to the Staff’s comment, the Company has included additional quantitative disclosure on page 123.

Material U.S. Federal Income Tax Consequences, page 149

6.	Staff Comment: We note your response to prior comment 26. Please explain why you believe the exclusion of holders of 10% or more of the voting stock is necessary or appropriate in this context. In particular, we note that the exclusion has been included because of complex considerations that may apply under the controlled foreign corporation provisions of the Internal Revenue Code. However, you state on page 150 that you believe that you are not and have never been a controlled foreign corporation.

June 8, 2012

Response: As we discussed with the Staff, given that the only known 10% shareholders of the Company are its founders, and the Company’s, and counsel’s, belief that it is not a controlled foreign corporation, the Company does not believe that any additional disclosure with respect to the controlled foreign corporation provisions of the Internal Revenue Code would be material to other Company shareholders. The Company has, however, added a statement, on page 153, that any 10% shareholder should consult with its own tax advisor on this issue.

7.	Staff Comment: It does not appear appropriate to assume for the purposes of the tax discussion that you are not and have not been at any time a “controlled foreign corporation.” This appears to be a legal conclusion underlying the opinion. Please revise the tax discussion accordingly or tell us why this assumption is appropriate. For guidance, refer to section III.C.3 of Staff Legal Bulletin No. 19.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 154 to remove the assumption that the Company is not and has not been at any time a “controlled foreign corporation.”

8.	Staff Comment: We note that you have filed a short-form tax opinion. Please revise one of the introductory paragraphs of this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. We note that the statement in the first paragraph on page 151 regarding the opinion of counsel is limited to the tax consequences of an “F Reorganization.”

Response: Based upon the Staff’s comment, the Company has revised the introductory paragraphs of this section to state clearly that the statements of law and legal conclusions in the tax consequences section of the prospectus is the opinion of counsel.

9.	Staff Comment: We note that in the discussion of the tax consequences of Section 367 you state that U.S. Holders “should not” and “should generally not” have income inclusion under Section 367. If you are unable to give a “will” opinion in this regard, please explain why you are unable to do so and describe the degree of uncertainty in the opinion. In addition, please provide risk factor or other appropriate disclosure setting forth the risks of uncertain tax treatment. Refer to section III.C.4 of Staff Legal Bulletin No. 19 for guidance.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 155 to 158 and has removed the “should not” and “should not generally” references.

* * * *

June 8, 2012

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

Cc:	Martin Franklin, President, Justice Delaware Holdco Inc.

Daniel S. Schwartz, Chief Financial Officer, Burger King Holdings, Inc.

Jill Granat, General Counsel, Burger King Holdings, Inc.